CLIFFORD CHANCE US LLP 31 West 52nd Street New York, NY 10019-6131 Tel +1 212 878 8000 Fax +1 212 878 8375 www.cliffordchance.com

VIA EDGAR	June 8, 2017

Hillary Daniels, Esq.

James Lopez, Esq.

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-0404

Re:

CNL Strategic Capital, LLC
Amendment No. 1 to

Draft Registration Statement on Form S-1
Submitted February 17, 2017
Response to a Staff question posed in telephone conversations

Dear Ms. Daniels and Mr. Lopez:

On behalf of our client, CNL Strategic Capital, LLC (the "Company"), set forth below is the response of the Company in connection with telephone conversations its counsel had with the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on May 31, 2017 and June 2, 2017 relating to the Company's Amendment No. 1 to Registration Statement on Form S-1 (the "Registration Statement"), which was submitted on February 17, 2017 to the Commission on a confidential basis pursuant to Title I, Section 106 of the Jumpstart Our Business Startups Act of 2012.

The Company proposes to revise the disclosure beginning on page 14 of the prospectus under the section "Prospectus Summary—Are there any Investment Company Act of 1940 considerations?" and the disclosure beginning on page 25 of the prospectus under the section "Risk Factors—Risks Related to Our Organization and Structure—Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act" as set forth on Exhibit A hereto. Additionally, the Company proposes to revise the disclosure under the section "Business" of the prospectus as set forth on Exhibit B hereto.

Should the Staff have any additional questions or comments regarding any of the foregoing, please do not hesitate to contact the undersigned at (212) 878-8324 or Jay L. Bernstein at (212) 878-8527.

Sincerely,

/s/ Jason D. Myers

Jason D. Myers

cc:

Securities and Exchange Commission

Rochelle Plesset

CNL Strategic Capital, LLC

Kirk A. Montgomery

Clifford Chance US LLP

Jay L. Bernstein

Clifford R. Cone

Larry P. Medvinsky

Exhibit A

Q:	Are there any Investment Company Act of 1940 considerations?

A:	We ~~intend to conduct our operations directly and~~ are organized as a holding company that conducts its business primarily through its wholly- ~~or~~and majority-owned subsidiaries~~,~~ . We intend to conduct our operations so that the company and each of its subsidiaries do not fall within, or are excluded from~~,~~ the definition of an “investment company” under the Investment Company Act of 1940, as amended, or the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. We believe that we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we intend to acquire stable and growing middle-market businesses with a focus on providers of well-established consumer products, business services and light manufacturing companies. In addition, we intend, through the Manager and the Sub-Manager, to be engaged with the acquired businesses in several areas, including (i) strategic direction and planning, (ii) supporting add-on acquisitions and exposing senior management to new business contacts, (iii) balance sheet management, (iv) capital markets strategies, and (v) optimization of working capital. We also intend to monitor the critical success factors of our acquired businesses on a daily/weekly basis and to meet monthly with senior management of the companies we acquire in an operating committee environment to discuss their respective strategic, financial and operating performance. As a consequence, we intend primarily to engage and to hold ourselves out as being primarily engaged in the non-investment company businesses of these companies, which will become our wholly- or majority-owned these subsidiaries.

Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” Excluded from the term “investment securities,” among other instruments, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to conduct ~~our~~ operations so that ~~the company is not required to register as~~on an ~~investment company. We are organized as a holding company that conducts our business primarily through our wholly- and majority-owned subsidiaries. We intend to conduct operations so that~~unconsolidated basis we and most of our subsidiaries will comply with the 40% test and no more than 40% of the total assets of those subsidiaries will consist of investment securities ~~(exclusive of U.S. Government securities and cash items) on an unconsolidated basis. We intend to monitor our holdings on an ongoing basis and in connection with each of our acquisitions and underlying business of our wholly- and majority-owned subsidiaries to determine compliance with this test.~~. We expect that most, if not all, of our wholly- and majority-owned subsidiaries will fall outside the definitions of investment company under Section 3(a)(1)(A) and Section 3(a)(1)(C) or rely~~ing~~ on an exception or exemption from the definition of investment company other than the exceptions under Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we will not be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act. ~~In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly- or majority-owned subsidiaries, we are primarily engaged in the non-investment company businesses of these subsidiaries and~~We intend to ~~be integrally involved~~monitor our holdings on an ongoing basis and in connection with ~~their businesses. Through the Manager and the Sub-Manager, we intend to add value where appropriate by offering management teams sophisticated financial and strategic advice while respecting their operating autonomy. We intend to monitor the critical success factors~~each of our business ~~operations on a daily/weekly basis and intend to meet monthly~~acquisitions to determine compliance with ~~senior management of our wholly- or majority-owned subsidiaries in an operating committee environment to discuss the respective companies’ strategic, financial and operating performance. Through the Manager and the Sub-Manager, we will manage the holdings and businesses of our wholly- or majority-owned subsidiaries and assist senior management in the following areas: (i) strategic direction and planning, (ii) introductions to acquisition opportunities and new business contacts, (iii) follow-on growth and acquisition capital, (iv) capital market strategies and execution and (v) optimization of working capital. We believe that the Manager’s and the Sub-Manager’s proactive assistance to our businesses will protect our assets and will create attractive risk-adjusted returns for our shareholders.~~the 40% test.

The determination of whether an entity is our majority-owned subsidiary is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC, or its staff, were to disagree with our treatment of one of more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

Additionally, we also intend to conduct operations so that we are not treated as a “special situation investment company” as such term has been interpreted by the SEC and by courts in judicial proceedings under the Investment Company Act. Although not defined in the Investment Company Act, in the proposing release to Rule 3a-1 of the Investment Company Act, the SEC stated that “[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.” The types of companies that have been characterized by the SEC in SEC releases, the SEC staff or by courts in judicial proceedings under the Investment Company Act as “special situation investment companies” are those that, as part of their history and their stated business purpose, engage in a pattern of acquiring large or controlling blocks of securities in companies, attempting to control or to exert a controlling influence over these companies, improving their performance and then disposing of acquired share positions after a short-term holding period at a profit once the acquired shares increase in value. Special situation investment companies also follow a policy of shifting from one investment to another because greater profits seem apparent elsewhere. We intend to monitor our business activities, including our acquisitions and divestments, on an ongoing basis to avoid being deemed a special situation investment company. One of the factors that distinguishes us from a “special situation investment company” is our policy of acquiring middle-market businesses with the expectation of operating these businesses over a long-term basis that for us will involve a minimum holding period of four to six years. See “Business−Business Strategy.”

A change in the value of our assets or other changes in circumstances could cause us or one or more of our wholly- or majority-owned subsidiaries to fall within the definition of “investment company” and negatively affect our ability to maintain our exclusion from registration under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to acquire businesses with an intention of disposing of them on a short-term basis. In addition, we may in other circumstances be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. ~~In addition, we~~ We also may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our business strategy.

If we become obligated to register the company or any of its subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register the company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material ~~ad verse~~adverse effect on us.

Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act.

~~We intend to conduct our operations directly and~~ We are organized as a holding company that conducts its business primarily through its wholly- ~~or~~and majority-owned subsidiaries~~,~~. We intend to conduct our operations so that the company and each of its subsidiaries do not fall within, or are excluded from the definition of an “investment company” under the Investment Company Act. Under Section 3(a)(1)(A) of the Investment Company Act, a company is deemed to be an “investment company” if it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities. We believe that we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, we intend to acquire stable and growing middle-market businesses with a focus on providers of well-established consumer products, business services and light manufacturing companies. In addition, we intend, through the Manager and the Sub-Manager, to be engaged with the acquired businesses in several areas, including (i) strategic direction and planning, (ii) supporting add-on acquisitions and exposing senior management to new business contacts, (iii) balance sheet management, (iv) capital markets strategies, and (v) optimization of working capital. We also intend to monitor the critical success factors of our acquired businesses on a daily/weekly basis and to meet monthly with senior management of the companies we acquire in an operating committee environment to discuss their respective strategic, financial and operating performance. As a consequence, we intend primarily to engage and to hold ourselves out as being primarily engaged in the non-investment company businesses of these companies, which will become our wholly- or majority-owned these subsidiaries.

Under Section 3(a)(1)(C) of the Investment Company Act, a company is deemed to be an “investment company” if it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. Government securities and cash items) on an unconsolidated basis, which we refer to as the “40% test.” Excluded from the term “investment securities,” among other instruments, are U.S. Government securities and securities issued by majority-owned subsidiaries that are not themselves investment companies and are not relying on the exceptions under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

We intend to conduct ~~our~~ operations so that ~~the company is not required to register as~~on an ~~investment company. We are organized as a holding company that conducts our business primarily through our wholly- and majority-owned subsidiaries. We intend to conduct operations so that~~unconsolidated basis we and most of our subsidiaries will comply with the 40% test and no more than 40% of the total assets of those subsidiaries will consist of investment securities ~~(exclusive of U.S. Government securities and cash items) on an unconsolidated basis. We intend to monitor our holdings on an ongoing basis and in connection with each of our acquisitions and underlying business of our wholly- and majority-owned subsidiaries to determine compliance with this test.~~. We expect that most, if not all, of our wholly- and majority-owned subsidiaries will fall outside the definitions of investment company under Section 3(a)(1)(A) and Section 3(a)(1)(C) or rely~~ing~~ on an exception or exemption from the definition of investment company other than the exceptions under Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act. Consequently, interests in these subsidiaries (which are expected to constitute most, if not all, of our assets) generally will not constitute “investment securities.” Accordingly, we believe that we will not be considered an investment company under Section 3(a)(1)(C) of the Investment Company Act. ~~In addition, we believe we will not be considered an investment company under Section 3(a)(1)(A) of the Investment Company Act because we will not engage primarily or hold ourselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, through our wholly- or majority-owned subsidiaries, we are primarily engaged in the non-investment company businesses of these subsidiaries and~~We intend to ~~be integrally involved~~monitor our holdings on an ongoing basis and in connection with ~~their businesses. Through the Manager and the Sub-Manager, we intend to add value where appropriate by offering management teams sophisticated financial and strategic advice while respecting their operating autonomy. We intend to monitor the critical success factors~~each of our business ~~operations on a daily/weekly basis and intend to meet monthly~~acquisitions to determine compliance with ~~senior management of our wholly- or majority-owned subsidiaries in an operating committee environment to discuss the respective companies’ strategic, financial and operating performance. Through the Manager and the Sub-Manager, we intend to manage the holdings and businesses of our wholly- or majority-owned subsidiaries and assist senior management in the following areas: (i) strategic direction and planning, (ii) introductions to acquisition opportunities and new business contacts, (iii) follow-on growth and acquisition capital, (iv) capital market strategies and execution and (v) optimization of working capital. We believe that the Manager’s and the Sub-Manager’s proactive assistance to our businesses will protect our assets and will create attractive risk-adjusted returns for our shareholders.~~the 40% test.

The determination of whether an entity is our majority-owned subsidiary is made by us. The Investment Company Act defines a majority-owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority-owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. We treat companies in which we own at least a majority of the outstanding voting securities as majority-owned subsidiaries for purposes of the 40% test. We have not requested the SEC to approve our treatment of any company as a majority-owned subsidiary and the SEC has not done so. If the SEC, or its staff, were to disagree with our treatment of one of more companies as majority-owned subsidiaries, we would need to adjust our strategy and our assets in order to continue to pass the 40% test. Any such adjustment in our strategy could have a material adverse effect on us.

Additionally, we also intend to conduct operations so that we are not treated as a “special situation investment company” as such term has been interpreted by the SEC and by courts in judicial proceedings under the Investment Company Act. Although not defined in the Investment Company Act, in the proposing release to Rule 3a-1 of the Investment Company Act, the SEC stated that “[s]pecial situation investment companies are companies which secure control of other companies primarily for the purpose of making a profit in the sale of the controlled company’s securities.” The types of companies that have been characterized by the SEC in SEC releases, the SEC staff or by courts in judicial proceedings under the Investment Company Act as “special situation investment companies” are those that, as part of their history and their stated business purpose, engage in a pattern of acquiring large or controlling blocks of securities in companies, attempting to control or to exert a controlling influence over these companies, improving their performance and then disposing of acquired share positions after a short-term holding period at a profit once the acquired shares increase in value. Special situation investment companies also follow a policy of shifting from one investment to another because greater profits seem apparent elsewhere. We intend to monitor our business activities, including our acquisitions and divestments, on an ongoing basis to avoid being deemed a special situation investment company. One of the factors that distinguishes us from a “special situation investment company” is our policy of acquiring middle-market businesses with the expectation of operating these businesses over a long-term basis that for us will involve a minimum holding period of four to six years. See “Business−Business Strategy.”

A change in the value of our assets or other changes in circumstances could cause us or one or more of our wholly- or majority-owned subsidiaries to fall within the definition of “investment company” and negatively affect our ability to maintain our exclusion from registration under the Investment Company Act. To avoid being required to register the company or any of its subsidiaries as an investment company under the Investment Company Act, we may be unable to acquire businesses with an intention of disposing of them on a short-term basis. In addition, we may in other circumstances be unable to sell assets we would otherwise want to sell and may need to sell assets we would otherwise wish to retain. ~~In addition, we~~ We also may have to acquire additional income- or loss-generating assets that we might not otherwise have acquired or may have to forgo opportunities to acquire interests in companies that we would otherwise want to acquire and would be important to our business strategy.

If we become obligated to register the company or any of its subsidiaries as an investment company, the registered entity would have to comply with a variety of substantive requirements under the Investment Company Act imposing, among other things:

●	limitations on capital structure;

●	restrictions on specified investments;

●	prohibitions on transactions with affiliates; and

●	compliance with reporting, record keeping, voting, proxy disclosure and other rules and regulations that would significantly change our operations.

If we were required to register the company as an investment company but failed to do so, we would be prohibited from engaging in our business, and criminal and civil actions could be brought against us. In addition, our contracts would be unenforceable unless a court required enforcement, and a court could appoint a receiver to take control of us and liquidate our business, all of which would have a material adverse effect on us.

Exhibit B

BUSINESS

Overview

CNL Strategic Capital, LLC is a newly formed limited liability company that primarily seeks to acquire and grow durable, middle-market businesses. We target, for acquisition, businesses that are highly cash flow generative with annual revenues of primarily between $25 million and $500 million. We intend to acquire controlling equity stakes in combination with loan positions in durable and growing middle-market companies. We will seek to partner with management teams that will have a meaningful ownership stake in their business. This business strategy, which has been used by the Sub-Manager over many different business cycles, provides us with a high level of operational control and the opportunity to receive current cash income in the form of periodic interest payments from our loans and cash distributions from our equity ownership in the businesses we acquire. We believe that our business strategy also allows us to partner with management teams that are highly incentivized to support the growth and profitability of our businesses. We will use the global origination networks of the Manager and the Sub-Manager to identify potential acquisitions and management teams that embrace our transaction structure and management philosophy.

We intend to acquire stable and growing middle-market businesses that have historically generated strong free cash flow and where management has a meaningful ownership stake in the business. We believe that these businesses are on the lower end of the risk spectrum for middle-market businesses as such businesses generally do not require high growth rates to generate attractive returns. We expect these businesses to have proven and demonstrable track records of recurring cash flow, stable and predictable operating performance that are intended to produce attractive risk-adjusted returns over a long-term time horizon and limited third-party senior leverage. We believe that businesses that are stable and predictable include, without limitation, providers of well-established consumer products, business services and light manufacturing companies. We do not intend to acquire businesses in industries that we believe are not stable or predictable, including oil and gas, commodities, high technology, internet and ecommerce. We also do not intend to acquire businesses that at the time of our acquisition are distressed or businesses in the midst of a turnaround.

We believe we will have the flexibility to make acquisitions with a long-term perspective that will provide us with the opportunity to generate capital appreciation over various economic cycles. We also believe that our long-term philosophy will provide a more attractive solution for business owners than our competitors. We expect to provide additional funding to the businesses we acquire through debt financing, which we expect to secure a stream of income that can provide for distributions to our shareholders as well as prevent influence by third-party investors and/or debt providers that may have different business objectives and priorities. We believe that our shareholders will benefit from a capital structure with substantial equity participation and current cash income. Additionally, we believe our capital structure will provide downside protection while preserving the opportunity for long-term value appreciation. Finally, we believe that our acquisition approach is particularly attractive to entrepreneurs and management teams who prefer capital structures with less third-party senior leverage, which we believe mitigates downside risk.

The Manager and the Sub-Manager

We are managed by the Manager under the Management Agreement, pursuant to which the Manager is responsible for the overall management of our activities. The Manager is controlled by CNL Financial Group, LLC, an investment management firm specializing in alternative investment products. Anchored by over 40 years of investing in relationships, CNL Financial Group, LLC or its affiliates have formed or acquired companies with more than $34 billion in assets.

The Manager has engaged the Sub-Manager under the Sub-Management Agreement, pursuant to which the Sub-Manager is responsible for the day-to-day management of our assets. The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisition and debt financing opportunities, subject to the final approval of the Manager, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

The Sub-Manager is a wholly owned subsidiary of LLCP, an asset manager that has been acquiring controlling and minority equity positions in middle-market businesses for over 30 years. Since its inception in 1984, LLCP and the LLCP Senior Executives have managed approximately $7.5 billion of institutional capital and currently have a team of 58 transactional and supporting professionals. The Sub-Manager is managed by the LLCP Senior Executives, Lauren B. Leichtman, Arthur E. Levine, Robert A. Poletti, Stephen J. Hogan, Aaron M. Perlmutter and Michael Weinberg, an experienced team supported by more than 20 acquisition professionals.

Our acquisition process is a collaborative effort between the Manager and the Sub-Manager, and we believe we will benefit from their combined business and industry-specific knowledge and experience in the middle- market and the Sub-Manager’s transaction expertise and acquisition capabilities. To facilitate communication and coordination, the Manager and the Sub-Manager intend to hold regular meetings to plan and discuss our business strategy, potential acquisition and financing opportunities, current market developments and strategic goals. We believe that along with the Manager’s and the Sub-Manager’s middle-market expertise, the Manager and the Sub- Manager will provide us with substantial market insight and valuable access to acquisition and financing opportunities.

The Manager also provides us with certain administrative services under the Administrative Services Agreement with us. The Sub-Manager will also provide certain other administrative services to us under the Sub- Administrative Services Agreement with the Manager.

Business Strategy

We seek to create long-term value by acquiring and growing durable, middle-market businesses. We intend to acquire controlling equity stakes in combination with loan positions (typically in the form of senior and subordinated notes) in durable and growing middle-market companies, which will become our majority-owned subsidiaries and from which we expect to receive current income through interest income and distributions from our equity ownership. We define controlling equity stakes as companies in which we maintain fully diluted equity ownership of more than 51%. We believe that this flexibility will help us acquire controlling interests in businesses by providing certainty of funding to meet the comprehensive capital needs of such businesses, without depending on third-party financing sources and prevailing market conditions. Our business strategy seeks to provide current income and long-term appreciation, while protecting invested capital through our ownership of durable, middle- market businesses. We plan to acquire highly durable companies that can generate consistent cash flow and can continue to grow over time and through various economic cycles. We plan to manage and grow the businesses we acquire to create value over a long-term time horizon. ~~As long as the businesses continue to perform, continue to be leaders in their industry, and continue to exhibit potential for future growth, we intend to continue to own such companies. While we expect to hold our companies with a long-term time horizon, the initial acquisition strategy must include a reasonable time frame for the realization of shareholder appreciation, including recapitalizations, public offerings or sales of companies. Exit decisions will be made with the objective of maximizing shareholder value.~~ We intend for our acquisitions of long-term controlling equity stakes in combination with loan positions in the businesses we acquire to comprise a significant majority of our total assets. It is not our current intention to merge with or into these businesses. Further, we have no current intention of engaging in a strategic merger or acquisition.

In addition and to a lesser extent, we intend to acquire other debt and minority equity positions, which may include acquiring debt in the secondary market and minority equity stakes in combination with other funds managed by LLCP from co-investments with other partnerships managed by the Sub-Manager. We expect that these positions will comprise a minority of our total assets. ~~See "—Other Business Activities."~~

~~We expect to generate cash distributions from our equity ownership and current income in the form of interest income from our loan positions in the businesses we acquire. We also expect, to a lesser extent,~~We expect to generate additional interest income from various types of debt we acquire in the secondary market ~~including secured and senior unsecured debt and syndicated senior secured corporate loans of U.S. and, to a lesser extent, non- U.S. corporations, partnerships, limited liability companies and other business entities other than companies. We may also acquire from other partnerships managed by the Sub-Manager minority equity positions and loan positions in a co-investment capacity. While we generally intend to hold our assets for the long term, our assets may be sold in order to maximize shareholder value and realize capital appreciation, manage our liquidity needs, meet other operating objectives and adapt to market conditions. The timing and impact of future sales of our assets, if any, cannot be predicted with any certainty.~~. See “—Other Business Activities.”

Our policy is to acquire middle-market businesses with the expectation of operating these businesses over a long-term basis that for us will involve a minimum holding period of four to six years. Actual holding periods for many of our businesses are expected to exceed this minimum holding period, but each business will be acquired with the expectation of an eventual exit transaction after a reasonable time frame to allow for the realization of shareholder appreciation. In limited circumstances in order to manage liquidity needs, meet other operating objectives or adapt to changing market conditions, we may also exit businesses prior to the expected minimum holding period. Exit decisions in relation to our businesses after the expiration of the minimum holding period will be made with the objective of maximizing shareholder value and allowing us to realize capital appreciation to the extent available from individual businesses. We will also assess the impact that any exit decision may have on our exclusion from registration as an investment company under the Investment Company Act. See "Risk Factors-Risks Related to Our Organization and Structure-Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act." Potential exit transactions that we may pursue for our businesses include recapitalizations, public offerings, asset sales, mergers and other business combinations. In each case, in selecting the form of exit transaction we expect to assess prevailing market conditions, the timing and cost of implementation, whether we will be required to assume any post-transaction liabilities and other factors determined by the Manager and the Sub-Manager. No assurance can be given relating to the actual timing or impact of any exit transaction on our business.

Business Approach

Our business approach is summarized below:

●	Focus on Durable and Growing Middle-Market Businesses. We intend to acquire businesses with established market positions, experienced management teams and a proven ability to grow through different market cycles, including, without limitation, providers of well-established consumer products, business services and light manufacturing companies. For example, the LLCP Senior Executives have acquired businesses in the following industries: healthcare products and services, education, safety companies, restaurants, manufacturing, consumer products, franchising and aerospace. We do not intend to acquire businesses in industries that we believe are not stable or predictable, including, but not limited to, oil and gas, commodities, start-ups, high technology, internet and ecommerce. We do not intend to acquire businesses that at the time of our acquisition are distressed or companies in the midst of a turnaround.

●	Capitalize on Extensive Sourcing Network. We intend to leverage the Sub-Manager’s extensive network of over 2,000 referral sources for acquisition and financing opportunities as well as the Manager’s extensive network.

●	Long-term Value Creation Through Tailored Acquisitions. We intend to employ a consistent strategy that can be tailored to the capital structure required to meet the needs of entrepreneurial management teams who require a long-term strategic solution. For example, we intend to acquire controlling equity stakes in businesses which we expect to provide us with a high level of operational control of the business. We will seek to partner with management teams that will have a meaningful equity ownership stake in their businesses and therefore be highly incentivized to support the growth and profitability of our businesses. We believe our capital and the sophisticated financial and strategic advice that the Manager and the Sub-Manager are able to provide to our businesses will provide the opportunity for long-term value creation.

●	Create Current Income. We intend to acquire controlling equity positions in businesses for long- term growth and distributions from our equity ownership. In connection with these acquisitions, we intend to also provide debt financing in the form of senior, subordinated and/or mezzanine debt to these businesses from which we expect to receive current income through interest income. We expect to provide financing at annual interest rates between 13% and 15%. The high free cash flow nature of the businesses that we seek to acquire affords them the ability to make interest payments without impeding the business. We believe that our financing activities will provide income for regular distributions to our shareholders.

●	Mitigate Risk Through Less Third-Party Leverage. We intend to create what we believe to be a capital structure that mitigates downside risk by concurrently acquiring controlling equity stakes with concurrent loan positions in the businesses we acquire. We expect to provide the businesses we acquire with the senior, subordinated and/or mezzanine debt they need, resulting in companies with less external third-party debt. By doing so, we expect to secure a stream of income that can provide for distributions to our shareholders as well as prevent influence by third-party investors and/or debt providers that may have different business objectives and priorities.

●	Rely on the Skills and Experience of the Manager and the Sub-Manager to Provide Value-Added Expertise. The respective affiliates of the Manager and the Sub-Manager have significant experience in acquiring, managing and financing middle-market companies. Through the Manager and the Sub-Manager, we intend to add value to the businesses we acquire by offering sophisticated financial and strategic advice while respecting the management team’s operating autonomy. The Sub-Manager intends to meet regularly with senior management of the businesses we acquire in an operating committee format to discuss a business’s strategic, financial and operating performance. The Manager and the Sub-Manager intend to assist the senior management of our businesses in several areas including the following:

●           strategic direction and planning,

●           introductions to acquisition opportunities and new business contacts,

●           follow-on growth and acquisition capital and financing,

●           capital market strategies, and

●           optimization of working capital.

In addition, we believe that the Manager’s and the Sub-Manager’s proactive assistance to the businesses we acquire will help us mitigate risks and will create value for our shareholders.

Acquisition Approach

We intend to acquire controlling equity stakes in combination with loan positions in durable and growing middle-market companies. We believe that this business strategy will allow us the opportunity for long-term growth and the receipt of current cash income in the form of periodic interest payments from our loans and cash distributions from our equity ownership in the businesses we acquire. We will primarily seek to acquire controlling positions by maintaining fully diluted equity ownership of more than 51% in businesses that will become our majority-owned subsidiaries. We expect to invest side-by-side with the management teams of the acquired businesses, resulting in the management teams’ ownership accounting for a meaningful portion of the remaining equity in the business and representing a large percentage of their overall net worth. Accordingly, we believe that the management teams’ incentive towards long-term growth will align with our business strategy. We also expect that our controlling equity positions in the businesses we acquire will provide us with direct access to each acquired business’ financial information and the right to appoint a majority of the board of directors of each business we acquire.

We intend to manage and grow our businesses with a long-term perspective. Our policy is to acquire middle-market businesses with the expectation of operating these businesses over a long-term basis that for us will involve a minimum holding period of four to six years. We will seek to acquire businesses that are highly durable and yet capable of attractive long-term growth rates with dedicated management teams that have a desire to retain a meaningful equity stake in the company. We intend to own the businesses with a long-term philosophy. In addition, we believe that we can use the LLCP Senior Executive’s years of experience in owning businesses and the Manager’s and the Sub-Manager’s extensive networks to supplement the efforts of highly capable management teams in order to manage their businesses efficiently and identify and execute on growth initiatives for such businesses.

We intend to acquire businesses that will produce stable and growing cash flows through a differentiated and time-tested acquisition strategy.

●	Differentiated Acquisition Strategy. We believe that our acquisition strategy is differentiated from others as we intend to acquire control of businesses with a long-term time horizon in combination with loan positions. We believe that shareholders will benefit from a risk mitigating capital structure and current income in the form of interest income and distributions from our equity ownership. We believe that this acquisition approach is particularly attractive to business-owners and management teams who are seeking less dilutive forms of capital. With our approach, these groups retain or increase their equity ownership in their companies and gain a relationship with the Manager and the Sub-Manager.

●	Control of Capital Structure. By acquiring controlling equity stakes in combination with loan positions (in the form of senior, subordinated and/or mezzanine debt) in the businesses we acquire, we expect to have a greater degree of control over the capital structure of a business. We expect that this will prevent influence by third-party investors and/or debt providers that may have different business objectives and priorities. We expect that this approach will mitigate downside risk and provide significant protection to us and our shareholders.

●	Transactions at Lower Leverage Multiples. Our strategy will be to limit the amount of third-party leverage used in a transaction. We will tailor the mix of equity and debt used in a transaction based on a conservative assumption of the leverage capacity of the underlying business we acquire. We expect to typically employ relatively low third-party leverage multiples in transactions (typically less than 4.0x debt to EBITDA). We expect to provide all of the debt in the capital structure or employ third party debt in a limited manner.

●	Strong Current Income. We intend to provide long-term strategic solutions to our businesses and expect to receive current income in the form of interest income from our loan positions and cash distributions from our equity ownership in the businesses we acquire. We believe that the combination of interest income and cash distributions will result in the return of a substantial amount of our invested capital in the years following the initial acquisition of a business. In addition, the receipt of current income not only reduces risk but allows us to hold companies for the long term, thereby reducing the dependence on an exit event for a return of capital.

●	Targeting the Largest and Fastest Growing Segment of the U.S. Economy. We intend to acquire durable and growing middle-market businesses primarily located in the United States. We define the middle-market as businesses with annual revenues of primarily between $25 and $500 million. This is a target rich environment. According to Dun & Bradstreet, as of December 31, 2015 there were 49,330 such companies in the United States as compared to approximately 8,914 companies with revenues in excess of $500 million. Of the 43,338 companies that have been created since 1985, 84% meet our revenue criteria.

Other Business Activities

In addition and to a lesser extent, we intend to acquire other debt and minority equity positions. We intend to acquire various types of debt in the secondary market including secured and senior unsecured debt and syndicated senior secured corporate loans of U.S. and, to a lesser extent, non-U.S. corporations, partnerships, limited liability companies and other business entities other than companies. We may also enter into other partnerships managed by our Sub-Manager to acquire minority equity positions and loan positions in a co-investment capacity. We expect that these positions will comprise a minority of our total assets.

Market Opportunity

We will seek to acquire and actively manage middle-market businesses. We characterize middle-market businesses as those with annual revenues of primarily between $25 million and $500 million. We believe that the merger and acquisition market for middle-market businesses is highly fragmented and provides opportunities to purchase businesses at attractive prices. We believe that the following factors contribute to the opportunities to acquire middle-market businesses:

●	highly fragmented, target rich environment with over 49,000 middle-market companies in the U.S. today;

●	there are fewer potential acquirers for these businesses;

●	third-party financing generally is less available for these acquisitions; and

●	sellers of these businesses frequently consider non-economic factors, such as continuing board membership or the effect of the sale on their employees.

We believe the Manager’s and the Sub-Manager’s combined business and industry-specific knowledge and experience in the middle-market, along with the Sub-Manager’s transaction expertise and acquisition capabilities, will enable us to partner with and acquire high quality companies on attractive terms.

Historically, to meet their capital requirements entrepreneurial management teams of established middle- market companies have turned to (i) banks, commercial lenders and finance companies, (ii) the high yield debt and public equity markets, (iii) middle-market collateral loan obligations, or CLOs, (iv) hedge funds and (v) privately placed debt and equity. These traditional financing sources have significantly reduced their provision of capital to middle-market businesses since the credit crisis of 2008.

●	Banks and Commercial Lenders. Banks and other lending institutions have significantly reduced the amount of capital they provide to middle-market companies as new regulatory initiatives and capital requirements have made capital more expensive to them. Additionally, banks and other lending institutions have generally sought to globally reduce their balance sheets in recent years and are therefore trending away from providing financing to middle-market businesses.

●	Public Capital Markets. Similar to the dynamics occurring in the banking and commercial lending markets, the receptivity of the public capital markets to middle-market companies has substantially diminished. The cost of accessing these markets under current regulatory schemes, such as the Sarbanes–Oxley Act of 2002, is more expensive than ever before and compliance is burdensome for middle-market companies. Over time, the public capital markets have become more receptive to larger company issuances and the threshold for issuance levels has risen significantly. We believe that, despite regulations intended to ease the burden for certain issuers to access the public capital markets adopted pursuant to the Jumpstart Our Business Startups Act of 2012, it is likely that the public capital markets will remain very difficult to access for middle- market companies for the foreseeable future.

●	Middle-Market CLOs and Hedge Funds. From the late 1990’s through 2007, middle-market CLOs and hedge funds provided substantial capital to middle-market companies with highly competitive pricing and terms. However, due to the credit crisis of 2008, these capital vehicles have pulled back considerably and effectively have exited this market segment.

●	Privately Placed Debt and Equity. Most traditional providers of privately placed debt and equity capital to middle-market companies have moved up market in search of increased investment sizes as they try to put more money to work and increase liquidity. Of those private firms providing capital to middle-market companies, most are focused on leveraged buyout transactions

Potential Competitive Strengths

We believe an investment in our company represents an attractive opportunity for the following reasons:

●	Proven Track Record. We believe that our ability to leverage the LLCP platform and the knowledge and experience that LLCP’s professionals have garnered in acquiring and growing businesses over many different business cycles will benefit the Sub-Manager’s sourcing of attractive acquisition opportunities for us. Since its inception in 1984, LLCP and the LLCP Senior Executives have managed approximately $7.5 billion of institutional capital. Between July 1995 and December 2016, the LLCP Senior Executives and LLCP’s Private Acquisition Funds (as defined herein) invested in excess of $3.1 billion in 60 middle-market companies generating a gross realized internal rate of return of 21.6%.

●	Differentiated Acquisition Strategy that is Attractive to Business Owners. For over 30 years, LLCP has applied its acquisition strategy of acquiring entrepreneurially led middle-market companies primarily located in the United States. The Sub-Manager’s acquisition strategy is differentiated from others as it typically acquires controlling equity stakes in combination with loan positions (typically in the form of senior and subordinated notes) in the businesses it acquires. We expect that our acquisition and financing activities will generate current income in the form of interest income and cash distributions, allowing us to pay current distributions to our shareholders. We believe that our shareholders will benefit from a capital structure with substantial equity participation and current cash income. Additionally, we believe our acquisition strategy will provide downside protection while preserving the opportunity for long-term value appreciation. Finally, we believe that our acquisition approach is particularly attractive to entrepreneurs and management teams who prefer capital structures with less third-party leverage.

●	Partnering with Strong Management Teams. By targeting transactions in which entrepreneurs and management teams retain, or increase, their equity ownership in the business, we believe we offer an attractive partnership with the Manager and the Sub-Manager as partners and financial sponsors. Because we expect that the management teams’ investment will account for much of the remaining equity in the business and represent a large percentage of their overall net worth, we believe that the management teams’ incentive towards long-term growth will align with our business strategy.

●	Proactive Generation of Proprietary Opportunities. The Sub-Manager has a dedicated group of professionals that focus on originating new acquisition opportunities for us (the "acquisition team"). Located in Los Angeles, Dallas, Chicago, New York, London and The Hague, the members of the acquisition team have spent the majority of their careers in the middle-market and have developed a network of over 2,000 deal sources that have generated proprietary acquisition and financing opportunities. For example, in 2015, the Sub-Manager reviewed 675 acquisition and/or financing opportunities. The acquisition team is actively in the market at all times and meets weekly to coordinate deal sourcing activities and review new acquisition and financing opportunities. As a result of significant awareness of the Sub-Manager’s brand and acquisition approach, we expect that many of our acquisitions will likely be sourced through proprietary channels.

●	Established Middle-Market Presence. The LLCP Senior Executives have gained extensive middle-market knowledge and acquisition experience during LLCP’s over 30 year history, respectively. We believe that successful acquisitions in the middle-market require specialized knowledge, geographic presence and investment experience. We believe that the middle-market knowledge and geographic presence of the Manager and the Sub-Manager will allow us to (i) quickly identify and capture acquisition opportunities, (ii) rapidly respond to the needs of our businesses and (iii) properly evaluate and diligence new acquisition opportunities.

●	Experience Acquiring and Managing Middle-Market Companies. Our acquisition activities will be overseen and approved by the Sub-Manager and with final approval from the Manager’s management committee. The Sub-Manager’s executive team consists of the LLCP Senior Executives: Lauren B. Leichtman, Arthur E. Levine, Robert A. Poletti, Stephen J. Hogan, Aaron M. Perlmutter and Michael Weinberg. These executives bring significant experience acquiring and managing middle-market companies, stability and cohesiveness to our management. The Manager’s management committee consists of Thomas K. Sittema, Tracy G. Schmidt and Tammy J. Tipton.

●	A Cohesive Team of Professionals. The Sub-Manager has an experienced and cohesive team of 58 transactional and supporting professionals who have successfully acquired and managed middle-market companies through all economic cycles. In addition, the LLCP Senior Executives comprise the Sub-Manager’s management committee which approves all acquisition, financing and exit decisions. The Sub-Manager’s management team is organized into three groups:

●	the acquisition team, which sources and evaluates new acquisition opportunities;

●	the monitoring group, which structures, actively monitors and exits positions in the businesses we acquire; and

●	the administration and compliance group, which manages partner relationships and oversees the day-to-day operations.

This organizational structure enables the Sub-Manager to maximize each professional’s skill set and creates internal accountability among the management team. Additionally, this approach allows the acquisition team to be actively in the market at all times and permits the monitoring group to focus primarily on post-acquisition activities.

●	Tiered Transaction Review Process. By utilizing personnel of both the Manager and the Sub- Manager we believe our process of sourcing and evaluating acquisition opportunities will result in greater selectivity in our transaction process. All recommendations from the Sub-Manager’s acquisition team must be approved by the Sub-Manager’s management committee prior to the Sub- Manager’s recommendation of the transaction to the Manager’s management committee. The Manager’s management committee will then make the final determination as to whether we will pursue the recommended transaction.

●	Role as an Active Partner. The Manager and the Sub-Manager intend to be actively involved with the businesses we acquire. They expect to add value to the existing management teams of our businesses by offering sophisticated financial and strategic advice while respecting their operating autonomy. The Manager and the Sub-Manager intend to monitor the critical success factors of our businesses and meet regularly with senior management to discuss the respective business’ strategic, financial and operating performance. They intend to contribute to the success of the businesses we acquire and assist senior management of these businesses in the following areas:

●	strategic direction and planning,

●	introductions to acquisition opportunities and new business contacts,

●	follow-on growth and acquisition capital and financing,

●	capital market strategies, and

●	optimization of working capital.

The Manager and the Sub-Manager intend to proactively assist our businesses, which the Manager and the Sub-Manager believe will protect our interests, while creating value for our shareholders.

●	Long-Term Time Horizon. We believe we have the flexibility to make acquisitions with a long- term perspective that will provide us with the opportunity to generate long-term appreciation and to provide a more attractive solution for business owners. Our policy is to acquire middle-market businesses with the expectation of operating these businesses over a long-term basis that for us will involve a minimum holding period of four to six years. Actual holding periods for many of our businesses are expected to exceed this minimum holding period, but each business will be acquired with the expectation of an eventual exit transaction after a reasonable time frame to allow for the realization of shareholder appreciation. We believe that the long-term nature of our capital will help us avoid the need to exit the businesses we acquire at inopportune times and will make us a better partner for the business.

Acquisition Process

Our acquisition process is focused on prudently selecting businesses through a rigorous sourcing and due diligence process and then actively managing and monitoring these businesses. The Manager and the Sub-Manager are collectively responsible for sourcing potential acquisition and debt financing opportunities, subject to the final approval of the Manager, and monitoring and managing the businesses we acquire and/or finance on an ongoing basis. The Sub-Manager is primarily responsible for analyzing and conducting due diligence on prospective acquisitions and debt financings, as well as the overall structuring of transactions.

Acquisition Criteria

We believe that successful acquisitions in the middle-market require specialized knowledge, geographic presence and experience. Middle-market knowledge and geographic presence allow the Manager and the Sub- Manager to (i) quickly identify and capture acquisition opportunities and (ii) rapidly respond to the needs of our businesses. Furthermore, we believe that the Sub-Manager and its affiliates have developed an acquisition strategy that meets the growing business and operational needs of middle-market companies and that the middle market has come to recognize the benefits of the Sub-Manager’s approach.

We have developed disciplined criteria for selecting quality businesses to acquire.

●	Focus on Middle-Market Businesses. We intend to focus exclusively on durable and growing middle-market businesses located primarily in the United States. We believe the middle market, which we define as businesses with annual revenues of primarily between $25 to $500 million, is the fastest growing segment of the economy. Middle-market businesses have experienced a significant gap between the capital and financing needed and the capital and financing available.

●	Strong Entrepreneurial Management with a Significant Equity Stake. We intend to look for management teams of the businesses that we acquire to have an articulated vision, proven leadership abilities and a desire to maintain or increase a meaningful equity ownership stake in the businesses after we acquire them. The senior management of our businesses may maintain an ownership interest in the business of up to 49%.

●	Businesses with Proven Historical Performance. We will seek to acquire companies that have a strategic plan that capitalizes on growth opportunities, can generate stable and predictable cash flow, which we expect to provide current cash income while mitigating downside risk, demonstrated by a track record spanning multiple market cycles. We believe that companies that are stable and predictable include, without limitation, providers of well-established consumer products, business services and light manufacturing companies. For example, the LLCP Senior Executives have acquired businesses in the following industries: healthcare products and services, education, safety companies, restaurants, manufacturing, consumer products, franchising and aerospace. The Manager and the Sub-Manager will seek to identify businesses to acquire with achievable within seven years. We do not intend to acquire companies in industries that we believe are not stable or predictable, including, but not limited to, oil and gas, commodities, start- ups, high technology, internet and ecommerce.

●	Sustainable Capital Structure. A potential target business’ proposed capital structure must be sufficient to meet its fixed obligations and provide flexibility for raising capital to support future growth without becoming excessively levered.

●	Market Leading Businesses. We will seek to acquire market leading businesses that exhibit objective market dominance and market acceptance. We believe that these businesses will provide predictable and stable growth that we expect to lead to significant downside protection to us and our shareholders.

●	~~Identified Exit Strategy. While we expect to hold our businesses with a long-term time horizon, the initial acquisition strategy must include a reasonable time frame for the realization of shareholder appreciation, including recapitalizations, public offerings or sales of our businesses. Exit decisions will be made with the objective of maximizing shareholder value.~~

Acquisition Approval and Allocation Process

As illustrated in the chart below, our acquisition process is focused on prudently selecting businesses through a rigorous sourcing and due diligence process and then actively managing and monitoring these businesses.

Sourcing and Initial Screening

Once a potential acquisition has been identified, the members of the acquisition team working on the transaction will gather initial business and financial information regarding an opportunity and develop a preliminary financial model for review with the Sub-Manager’s acquisition team at the acquisition team’s weekly meeting. After determination of whether to proceed with a more comprehensive due diligence review. Once the Sub-Manager’s management committee gives preliminary approval for the acquisition team to move forward, the acquisition and financing team meets weekly to evaluate the due diligence process.

The Sub-Manager has developed specific, detailed criteria that are used at this step in the process to review potential acquisition opportunities for us. The Sub-Manager intends to analyze a business both from the "top-down" and the "bottom-up." The top-down analysis involves a macroeconomic analysis of relative asset valuations, long- term industry trends, business cycles and technical factors to target specific industry sectors and asset classes. The bottom-up analysis includes a rigorous analysis of the businesses’ fundamentals and capital structure of each business considered for acquisition and a thorough review of the impact of market and industry trends on a potential acquisition.

Due Diligence and Acquisition Analysis

After preliminary approval, the Sub-Manager intends to perform extensive due diligence focused on understanding the critical success factors and major risks associated with the opportunity. In doing so, the Sub- Manager intends to evaluate the operations of the target business as well as the outlook for the industry in which the target business operates. During the course of the due diligence review, the Sub-Manager’s management committee will meet with the members of the acquisition team conducting the review to evaluate the results and make recommendations on the process.

Factors evaluated by the Sub-Manager include but are not limited to:

●	Detailed analysis of management which may include on-site interviews, management strengths and capabilities and corporate questionnaires and background checks;

●	Extensive reference checks of board members, customers, suppliers and service providers;

●	Critical success factors analysis including developing operating metrics to measure performance;

●	Due diligence of financial statements, conditions and prospects, including analysis and review of historical revenues, margins and earnings, working capital, capital spending requirements, projections and related sensitivities and accounting working papers;

●	Industry segmentation analysis including competition, positioning, trends and opportunities and, if necessary, consultation with industry experts or operating executives with relevant expertise; and

●	Legal due diligence including corporate formalities, contract review, litigation, employment matters, insurance and environmental reviews.

A critical component of the evaluation of potential target businesses is the Sub-Manager’s assessment of the capability of the existing management team along with the financial and operational information systems. In businesses where these areas need improvement, ownership of a controlling interest in the business is an important factor in implementing necessary changes. When applicable, the Sub-Manager may engage third party due diligence providers.

In addition to due diligence, we believe that appropriately structuring a transaction is a critical factor in producing successful outcomes. Accordingly, we intend to consider a wide range of structures and seek to negotiate terms that provide opportunities for risk mitigation while still addressing the financing and business needs of the prospective target business. Relevant transaction features may include the percentage of equity retained by the business’ management, seniority of debt, collateral packages, frequency of interest payments, redemption features, maturity dates, covenants, default penalties and lien protection, among other items specific to the specific transaction. We expect to have the flexibility to acquire a controlling interest in a business while having the ability to provide financing at any level of the capital structure. We believe that this flexibility will help us close transactions by providing certainty of funding to meet a company’s comprehensive capital needs.

The Sub-Manager’s acquisition team will seek to structure each transaction in a manner that manages risks while creating incentives for the target business to achieve its business plan and improve profitability. We intend to acquire controlling equity stakes in combination with loan positions (typically in the form of senior and subordinated notes) in durable and growing middle-market companies. The debt financing is typically secured and is senior in payment to any other third-party lenders or equity stakeholders. We expect to structure transactions at low third-party leverage multiples with pro-forma capitalization through our acquisition in a range from 3.0 to 4.0 times debt to cash flow.

We intend to structure our acquisitions to align our interests with those of the operating management through (i) understanding and supporting management’s overall strategic vision and objectives and (ii) ensuring that management shares meaningfully in the future equity value.

The acquisition team intends to design a structure for each acquisition intended to minimize ownership dilution to the business owner and properly match the company’s pro-forma capitalization to its business plan.

Final Review and Approval

In connection with the Sub-Manager’s acquisition team’s due diligence review and acquisition analysis and structuring, the acquisition team will prepare a highly detailed financial model along with a preliminary structure for the acquisition. The acquisition team then presents the final financial model and proposed acquisition structure to the Sub-Manager’s management committee for its preliminary approval. Upon the approval of the Sub-Manager’s management committee, the Sub-Manager’s management committee then presents the final financial model and proposed acquisition structure to the Manager’s management committee for its preliminary approval. Upon the approval of the Manager’s management committee’s preliminary approval, the acquisition team will deliver a letter of intent to the target business.

Once the acquisition team has completed their due diligence review, the members assigned to the transaction will draft an evaluation presentation that is submitted to the Sub-Manager’s management committee for approval.

The evaluation presentation may include the following:

●	The target company’s history and overview;

●	Overview of the potential transaction structure, strengths and risks, expected returns;

●	Analysis of the target company’s business strategy and key management personnel;

●	Review of key relationships (customers, suppliers, contacts, etc.);

●	Analysis of working capital, historical financials and projections; and

●	Background checks and compliance analysis findings.

Upon approval by the Sub-Manager’s management committee, the transaction is then submitted to the Manager’s management committee for final approval. Any acquisition or financing transaction must be approved by an affirmative vote from the majority of members of both the Manager and Sub-Manager’s management committees.

We plan to adopt an allocation policy which is designed to ensure that we are treated fairly and equitably with respect to the allocation of acquisition opportunities among funds or pools of capital managed by the Sub- Manager. The independent directors of our board of directors will be responsible for oversight of the allocation process, and all transactions involving a question of allocation must be approved by an affirmative vote from the majority of our independent directors. However, there can be no assurance that acquisition opportunities will be allocated to us fairly or equitably in the short term or over time. See “Conflicts of Interest.”

Management of our Underlying Businesses

The monitoring group and the administration and compliance group of the Sub-Manager will oversee and manage our underlying businesses. The monitoring group and the administration and compliance group of the Sub- Manager are experienced teams of 48 professionals, which have successfully operated through all economic cycles. In addition, the LLCP Senior Executives comprise the Sub-Manager’s management committee, which approves all acquisition and ~~realization~~exit decisions. The Sub-Manager’s management committee brings significant investment experience, stability and cohesiveness to the management of our businesses.

The Sub-Manager intends to be integrally involved with our businesses from the initial acquisition. The Sub-Manager’s administration and compliance group employs a "hands on" approach to our day-to-day management with regular reporting and constant communication with the management teams of our businesses and the Manager’s management committee. The same team from the Sub-Manager’s administration and compliance group that is involved initially after the acquisition will continue its relationship with our businesses as long as we hold an interest in the business. This continuity of knowledge fortifies the business relationship between the Sub-Manager and our businesses.

The Sub-Manager intends to add value to the existing management team of our businesses by offering financial and strategic advice while respecting their operating autonomy. The Sub-Manager intends to contribute to the success of the businesses we acquire and assist senior management in the following areas:

●	strategic direction and planning,

●	introduction to acquisition opportunities and new business contacts,

●	follow-on growth and acquisition capital and financing,

●	capital market strategies and

●	optimization of working capital.

The Manager and the Sub-Manager intend to proactively assist the existing management teams, which the Manager and the Sub-Manager believe will protect our interests, while creating value for our shareholders.

The Sub-Manager intends to monitor the critical success factors of the businesses we acquire on a regular basis and meet regularly with senior management. The Sub-Manager intends to hold weekly operating and financial reporting meetings, weekly meetings with its management committee and regular meetings with the management teams of the businesses we acquire. We expect that the standard analysis will include industry and company reports, quarterly operating results, updates to financial models and projections, internal audits and testing compliance, among others. Should any performance issues arise, the Sub-Manager intends to develop an action plan in conjunction with the Manager.

Exit Strategy

Our policy is to acquire middle-market businesses with the expectation of operating these businesses over a long-term basis that for us will involve a minimum holding period of four to six years. Actual holding periods for many of our businesses are expected to exceed this minimum holding period, but each business will be acquired with the expectation of an eventual exit transaction after a reasonable time frame to allow for the realization of shareholder appreciation. In limited circumstances in order to manage liquidity needs, meet other operating objectives or adapt to changing market conditions, we may also exit businesses prior to the expected minimum holding period. Exit decisions in relation to our businesses after the expiration of the minimum holding period will be made with the objective of maximizing shareholder value and allowing us to realize capital appreciation to the extent available from individual businesses. We will also assess the impact that any exit decision may have on our exclusion from registration as an investment company under the Investment Company Act. See "Risk Factors-Risks Related to Our Organization and Structure-Your investment return may be reduced if we are required to register as an investment company under the Investment Company Act." Potential exit transactions that we may pursue for our businesses include recapitalizations, public offerings, asset sales, mergers and other business combinations. In each case, in selecting the form of exit transaction we expect to assess prevailing market conditions, the timing and cost of implementation, whether we will be required to assume any post-transaction liabilities and other factors determined by the Manager and the Sub-Manager. No assurance can be given relating to the actual timing or impact of any exit transaction on our business.

Competition

We will compete for acquisitions with private equity funds and diversified holding companies. Additionally, we will compete for loans with traditional financial services companies such as commercial banks and other sources of capital. Many of our competitors are substantially larger and have considerably greater financial, technical and marketing resources than we do. For example, we believe some competitors may have access to funding sources that are not available to us. In addition, some of our competitors may have higher risk tolerances or different risk assessments, which could allow them to consider a wider variety of investments and establish more relationships than us. We believe we are able to be competitive with these entities primarily due to our focus on established middle-market companies, the ability of the Manager and the Sub-Manager to source proprietary transactions, and our unique business strategy that offers business owners a flexible capital structure and is a more attractive alternative when they require investment capital to meet their ongoing business needs. Further, we believe recent regulatory changes, including the adoption of the Dodd-Frank Act and the introduction of the international capital and liquidity requirements under the Basel III Accords, or "Basel III," have caused our potential competitors to curtail their lending to middle-market companies as a result of the greater regulatory risk and expense involved in lending to the sector.

Offices

Our principal executive offices are located at 450 S. Orange Ave., Orlando, FL 32801. Our current facilities are adequate for our present and future operations, although we may add regional offices or relocate our headquarters, depending upon our future operations.

Legal Proceedings

There is no action, suit or proceeding pending before any court, or, to our knowledge, threatened by any regulatory agency or other third party, against the Manager, the Sub-Manager or the Managing Dealer that would have a material adverse effect on us.

From time to time, we and individuals employed by us may be party to certain legal proceedings in the ordinary course of business, including proceedings relating to the enforcement of our rights under contracts with our businesses. In addition, our business and the businesses of the Manager, the Sub-Manager and the Managing Dealer are subject to extensive regulation, which may result in regulatory proceedings. Legal proceedings, lawsuits, claims and regulatory proceedings are subject to many uncertainties and their ultimate outcomes are not predictable with assurance.

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